UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

TOTAL LUXURY GROUP, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

891926206
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2007
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS George Edward Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 226,000 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 226,000 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .46%*
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gertrude Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 95,000 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 95,000 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1938%*
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Walter Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 15,000 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 15,000 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0003%*
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Nancy Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 165,500 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 165,500 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .33%*
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gertrude Johnson, Walter Johnson and Nancy Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 8. SHARED VOTING POWER 614,500 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 614,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 614,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.25%*
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Kerri E. Johnson Living Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 463,714 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 463,714 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,714
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .946%*
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Kerri E. Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 287,000 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 287,000 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .585%*
14.	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

Common Stock, $0.001 par value per share (“Common Stock”)
TOTAL LUXURY GROUP, INC.
501 Fifth Ave., Suite 2001
New York, New York 10017

Item 2.	Identity and Background.

	(a)-(c)	George Edward Johnson (“GEJ”) is a Senior Vice President, Investments at Capital Financial Advisors, LLC, having its principal place of business at 200 South Wacker Drive, 31st Floor, Chicago, Illinois 60606.

GEJ’s grandmother, Gertrude Johnson (“Gertrude”) (retired), resides at 13109 South Muskegon, Chicago, Illinois 60633.

GEJ’s father, Walter Johnson (“Walter”) (retired), resides at 92301 Whitehall Lane, Orland Park, Illinois 60462.

GEJ’s mother, Nancy Johnson (“Nancy”) (secretary), resides at 10824 South Fairfield, Chicago, Illinois 60655.

GEJ’s spouse, Kerri E. Johnson (“Kerri”) (unemployed), resides at 195 North Harbor Drive, Unit 4403, Chicago, Illinois 60601.

The Kerri E. Johnson Living Trust (“Trust”) has its address at 195 North Harbor Drive, Unit 4403, Chicago, Illinois 60601. Kerri E. Johnson serves as the trustee. Kerri E. Johnson is the beneficiary.

	(d)-(e)	During the past five years, none of GEJ, Gertrude, Walter, Nancy, Kerri or the Trust has (i) been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

	(f)	GEJ, Gertrude, Walter, Nancy and Kerri are citizens of the United States of America. The Trust was formed in the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

See response to Item 6.

Item 4.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

Item 5.	Purpose of Transaction.

The joint filers acquired 1,851,714 shares (approximately 3.77%) of the Issuer’s $0.001 par value Common Stock through a series of acquisitions on the market commencing on May 31, 2005 and ending on February 28, 2007. The price per share ranged from $0.13 to $0.51. See the response to Item 5(c). Each of the joint filers used his/her/its personal funds.

Although each of the joint filers may purchase or sell shares of Issuer’s Common Stock in the ordinary course of business, none of them has plans or proposals with regard to any of the events identified in (a) through (j) of this Item 4. None of the joint filers has plans or proposals to acquire control, liquidate, sell the assets of, merge or make any other major change in Issuer’s business or corporate structure.

Item 6.	Interest in Securities of the Issuer.

	(a)-(b)	George beneficially owns 226,000 shares of common stock of Issuer, which represents approximately 0.46% of the Issuer’s outstanding shares of common stock (based on there being approximately 49,000,000 shares of common stock outstanding as of March 1, 2007). He has sole dispositive and voting powers.

Gertrude beneficially owns 95,000 shares of common stock of Issuer, which represents approximately 0.19% of the Issuer’s outstanding shares of common stock (based on there being approximately 49,000,000 shares of common stock outstanding as of March 1, 2007). She has sole dispositive and voting powers.

Walter beneficially owns 15,000 shares of common stock of Issuer, which represents approximately 0.003% of the Issuer’s outstanding shares of common stock (based on there being approximately 49,000,000 shares of common stock outstanding as of March 1, 2007). He has sole dispositive and voting powers.

Nancy beneficially owns 165,500 shares of common stock of Issuer, which represents approximately 0.33% of the Issuer’s outstanding shares of common stock (based on there being approximately 49,000,000shares of common stock outstanding as of March 1, 2007). She has sole dispositive and voting powers.

Gertrude, Walter and Nancy beneficially own 614,500 shares of common stock of Issuer, which represents approximately 1.25% of the Issuer’s outstanding shares of common stock (based on there being approximately 49,000,000 shares of common stock outstanding as of March 1, 2007). They share dispositive and voting powers.

Kerri beneficially owns 287,000 shares of common stock of Issuer, which represents approximately .585% of the Issuer’s outstanding shares of common stock (based on there being approximately 49,000,000 shares of common stock outstanding as of March 1, 2007). She has sole dispositive and voting powers.

The Kerri E. Johnson Living Trust beneficially owns 463,714 shares of common stock of Issuer, which represents approximately .946% of the Issuer’s outstanding shares of common stock (based on there being approximately 49,000,000 shares of common stock outstanding as of March 1, 2007). The Trust possesses sole dispositive and voting powers.

	(d)	Not applicable.

	(e)	Not applicable.

Item 7.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no written contracts or agreements with respect to the securities of the Issuers among the reporting people. George is the son to Walter and Nancy. George is the paternal grandson of Gertrude. George is the husband of Kerri.

Item 8.	Material to be filed as Exhibits.

	(a)	Joint Filing Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2007

/S/ George Edward Johnson
George Edward Johnson

/S/ Gertrude Johnson
Gertrude Johnson

/S/ Walter Johnson
Walter Johnson

/S/ Nancy Johnson
Nancy Johnson

/S/ Kerri E. Johnson
Kerri E. Johnson

Kerri E. Johnson Living Trust

By:	/S/ Kerri E. Johnson
Kerri E. Johnson, Its Trustee

EXHIBIT 8(a)

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(K)(1) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

March 6, 2007

/S/ George Edward Johnson
George Edward Johnson

/S/ Gertrude Johnson
Gertrude Johnson

/S/ Walter Johnson
Walter Johnson

/S/ Nancy Johnson
Nancy Johnson

/S/ Kerri E. Johnson
Kerri E. Johnson

Kerri E. Johnson Living Trust

By:	/S/ Kerri E. Johnson
Kerri E. Johnson, Its Trustee